Exhibit 99.16: Powers of Attorney

POWER OF ATTORNEY

Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this 18 day of February, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

/s/ Charles P. Nelson
Charles P. Nelson, Director and President

Notary

State of Washington
County of Skagit

I certify that I know or have satisfactory evidence that Charles P. Nelson is the person who appeared before me, and said person acknowledged that he signed this instrument and acknowledged it to be his free and voluntary act for the uses and purposes mentioned in the instrument.

Dated: February 18, 2021

(Seal or stamp)

SUSANN ELIZABETH DILLARD
NOTARY PUBLIC #208474
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 9, 2023

Signature /s/ Susann Elizabeth Dillard

My appointment expires: July 9, 2023

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this <u>22</u> day of <u>Feb.</u>, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

<u>/s/ Robert L. Grubka</u>
Robert L. Grubka, Director

STATE OF MINNESOTA

COUNTY OF <u>Hennepin</u>

The foregoing instrument was acknowledged before me this <u>22</u> day of <u>Feb.</u> 2021, by Robert L. Grubka.

	MELISSA ODONNELL
/s/ Melissa O'Donnell	Notary Public, State of Minnesota
Notary Public	Commission Expires <u>01/31/2025</u>

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this 19th day of Feb, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

/s/ Michael R. Katz
Michael R. Katz, Director and Chief Financial Officer

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this <u>25</u> day of <u>February</u>, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

<u>/s/ Heather H. Lavallee</u>
Heather H. Lavallee, Director

<u>Witness & Notary</u>

Attested and subscribed in the presence of the principal and subsequent to the principal subscribing same:

First Witness signs: <u>/s/ Michele Eleveld</u>   Second Witness Signs: <u>/s/ Kyle Puffer</u>
Printed name of witness: <u>Michele Eleveld</u>   Printed name of witness: <u>Kyle Puffer</u>

State of Connecticut)
County of Hartford) ss: at Windsor on <u>2/25/21</u>

Personally Appeared Heather H. Lavallee, Signer and Sealer of the foregoing instrument, and acknowledged the same to be his free act and deed, before me.

<u>/s/Christine Donohue</u>   Christine Donohue
Notary Public   Notary Public, State of Connecticut
          Commission Expires <u>12/31/22</u>

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this <u>21</u> day of <u>February</u>, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

/s/ Francis G. O'Neill
Francis G. O'Neill, Director

STATEMENT OF WITNESS

On the date written above, the principal declared to me in my presence that this instrument is his general durable power of attorney and that he had willingly signed or directed another to sign for him, and that he executed it as his free and voluntary act for the purposes therein expressed.

/s/ James C. Lehan	Signature of Witness #1
James C. Lehan	Printed or typed name of Witness #1
15 Fredrickson Rd	Address of Witness #1
Norfolk, MA 02056	
/s/ Elizabeth S. Lehan	Signature of Witness #2
Elizabeth S. Lehan	Printed or typed name of Witness #2
15 Fredrickson Rd.	Address of Witness #2
Norfolk, Ma 02056	

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this <u>12</u> day of March, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

<u>/s/ Michael S. Smith</u>
Michael S. Smith, Director

POWER OF ATTORNEY
Pursuant to Item 601(b)(24) of Regulation SK and Rule 462(b) of the Securities Act of 1933

The undersigned, on behalf of the company set forth below, hereby constitutes and appoints the individuals set forth below and each of them individually as my true and lawful attorneys with full power to them and each of them to sign for me and in my name and in the capacity indicated below any and all amendments to the Registration Statements listed below filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 and any documentation, including Form N-8F, necessary to deregister any such registrations or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registrations.

COMPANY: ReliaStar Life Insurance Company
INDIVIDUALS WITH POWER OF ATTORNEY: Peter M. Scavongelli and Andrea M. Nelson

REGISTRATION STATEMENTS FILED UNDER THE SECURITIES ACT OF 1933:

002-66542	033-09153	033-65870	333-47094	333-100207	333-105319
002-75185	033-57244	033-69892	333-69431	333-100208	333-120636
002-95392	033-73058	333-18517	333-92000	333-100209	

REGISTRATION STATEMENTS FILED UNDER THE INVESTMENT COMPANY ACT OF 1940:

811-02997	811-03341	811-04208	811-04855	811-08224	811-09002

I hereby ratify and confirm on this 23<u>rd</u> day of <u>February</u>, 2021, my signature as it may be signed by my said attorneys to any such registration statements and any and all amendments thereto.

Signature

<u>/s/ C. Landon Cobb, Jr.</u>
C. Landon Cobb, Jr., Chief Accounting Officer

STATEMENT OF WITNESS

On the date written above, the principal declared to me in my presence that this instrument is his general durable power of attorney and that he had willingly signed or directed another to sign for him, and that he executed it as his free and voluntary act for the purposes therein expressed.

<u>/s/ Tracy S. Cosby</u>	Signature of Witness #1
<u>Tracy S. Cosby</u>	Printed or typed name of Witness #1
<u>6267 Wager Ct.</u>	Address of Witness #1
<u>Powder Springs, GA 30127</u>	
<u>/s/ Linda Bell</u>	Signature of Witness #2
<u>Linda Bell</u>	Printed or typed name of Witness #2
<u>2889 Torreya Way SE</u>	Address of Witness #2
<u>Marietta, GA 30067</u>	